SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2023

Or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

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THE REPUBLIC MORTGAGE INSURANCE COMPANY AND AFFILIATED COMPANIES PROFIT SHARING PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

THE REPUBLIC MORTGAGE INSURANCE COMPANY AND AFFILIATED COMPANIES PROFIT SHARING PLAN

(Registrant)

By:	/s/ John A. DiDomenico
John A. DiDomenico, Plan Administrator

Date: June 28, 2024

The Republic Mortgage Insurance Company
And Affiliated Companies
Profit Sharing Plan
Financial Statements and Supplemental
Schedule
December 31, 2023 and 2022

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2023 and 2022	3

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023	4

Notes to Financial Statements	5-11

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023	13

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Freeze of Contributions

As discussed in Note 1, the Plan was frozen to new contributions in November 2023 and the Plan Sponsor intends to merge the Plan into a successor plan in 2024.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2007.

Minneapolis, Minnesota
June 28, 2024

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022
Assets:

Investments:
Insurance company guaranteed interest account, at fair value as of
December 31, 2023 and contract value as of December 31, 2022	$13,042,255	$17,092,653
Insurance company pooled separate accounts, at net asset value	14,183,414	12,230,288
Mutual funds, at net asset value	5,212,882	4,930,588
Old Republic International Corporation common stock fund, at fair value	356,898	4,230,029
Total investments	32,795,449	38,483,558

Receivables:
Employer contributions	—	188,700
Notes receivable from participants	3,961	15,105
Total receivables	3,961	203,805
Total assets	32,799,410	38,687,363

Liabilities:
Plan expense reimbursement payable	2,277	6,405
Total liabilities	2,277	6,405

Net assets available for benefits	$32,797,133	$38,680,958

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2023

Additions:

Investment income:
Interest, guaranteed interest account	$445,835
Dividends, Old Republic International Corporation common stock fund	48,787
Dividends, mutual fund investments	158,152
Total investment income	652,774

Interest income on notes receivable from participants	389

Contributions:
Participant contributions	78,485

Investment gain (loss):
Adjustment to fair value of guaranteed interest account investment	(1,276,516)
Net appreciation in fair value of pooled separate account investments	2,482,683
Net appreciation in fair value of mutual fund investments	611,779
Net appreciation in fair value of the Old Republic International Corporation
common stock fund	238,912
Net investment gain	2,056,858

Total additions	2,788,506

Deductions:
Benefits and withdrawals	(8,672,238)
Administrative expenses	(93)
Total deductions	(8,672,331)
Net deductions	(5,883,825)

Net assets available for benefits:
Beginning of year	38,680,958
End of year	$32,797,133

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

1.Description of Plan
The following description of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for more complete information.
The Plan is a qualified defined contribution plan covering all employees of RMIC Companies, Inc. (RMICC), and its wholly owned subsidiaries including: RMIC Corporation, Republic Mortgage Insurance Company, Republic Mortgage Guaranty Insurance Corporation, and Republic Mortgage Assurance Company (collectively, the Sponsor). Employees are eligible to participate in the Plan at the start of their employment and must elect to enroll in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code (IRC).
On November 11, 2023, a definitive agreement was reached by Republic Financial Indemnity Group, Inc. (RFIG), RMICC's parent company, to sell RMICC and its wholly-owned mortgage insurance subsidiaries to Arch U.S. MI Holdings Inc., a subsidiary of Arch Capital Group Ltd. The transaction received all necessary regulatory approvals and the sale closed effective May 31, 2024. In anticipation of the sale, the Plan was frozen to new contributions in November 2023 and RFIG simultaneously assumed the sponsorship of the Plan. Old Republic International Corporation (ORI), RFIG's ultimate parent, intends to merge the Plan into the ORI 401(k) Savings and Profit Sharing Plan (ORI 401(k) Plan) during 2024.
Contributions
The Sponsor made contributions to the Plan at the discretion of the Sponsor’s Board of Directors at a sum determined by the Board without regard to current and accumulated profits for the taxable year, for years ending with or within such Plan year. Contributions were allocated to eligible participants based on the participant’s eligible compensation relative to the total eligible compensation of all eligible participants.
For Plan year 2023, the RMICC Board of Directors declared discretionary profit sharing contributions of $197,700. As a result of the Plan freeze in November 2023, these contributions were funded by RMICC as Sponsor, and were contributed directly by RFIG to the ORI 401(k) Plan during 2024.
Prior to the Plan freeze, participants could contribute up to 25% of their compensation pre-tax and 25% after-tax for a combined maximum of 50% of their compensation during any Plan year.
Participants could also make rollover contributions into the Plan from distributions from other qualified plans, as defined in the Plan.
Contributions were subject to certain limitations as prescribed by the Internal Revenue Service (IRS) with contributions in excess of IRC limits returned to participants or Sponsor when determined. There were no material excess contributions to be returned to participants based on qualification testing for the years ended December 31, 2023 or 2022.
Vesting
Participant account balances provided by Sponsor contributions and related allocated Plan earnings became 40% vested after one year of service. Vesting percentages increased by 10% each year thereafter with full vesting after six years of service.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

Participant account balances provided by participant contributions and allocated Plan earnings were always fully vested. At the time the Plan was frozen in November 2023, all participant balances were fully vested.
Participant Accounts
A separate account balance is maintained for each participant and is credited with participant contributions, participant rollover contributions from other qualified plans, and allocations of Sponsor contributions, Plan earnings, and forfeitures of terminated participants’ non-vested accounts. Allocations of Plan earnings are based on participants’ daily account balances. Sponsor contributions and forfeitures of non-vested accounts are allocated based on eligible annual compensation of participants. The benefit to which a participant is entitled is the participant’s vested account. Participants direct the investment of their account by electing among a variety of investment options offered by the Plan. Participants may change their investment designation with respect to their account balance and future contributions at any time.
Forfeitures
Prior to the Plan freeze in November 2023, if a participant terminated employment with the Sponsor prior to becoming fully vested, the non- vested portion of the Sponsor contributions and allocated earnings thereon were forfeited and reallocated to eligible participants when the terminated participant incurs a break-in-service. Forfeited amounts were reallocated to the active eligible participants based on eligible participant compensation, as defined in the Plan agreement. There were no unallocated forfeitures as of December 31, 2023 or 2022.
Payment of Benefits
In the event of retirement, disability, or death, accumulated benefits become vested and are distributed to participants or designated beneficiaries by lump-sum payment or through various annuity options.
In the event of termination of employment, participants have the option of receiving vested accumulated benefits through lump-sum distributions, leaving the vested value of their accounts in the Plan until retirement, or transferring amounts into another retirement plan or individual retirement account.
Participants may withdraw after-tax voluntary contributions at any time. Participants may withdraw pre-tax voluntary contributions at age 59½ or for financial hardship purposes.
Participants may elect to take early withdrawals of employer contributions if they have participated in the Plan for at least five years and in-service distributions after attaining age 59½. Such early withdrawals will not result in suspension of Sponsor contribution allocations.
Net assets at December 31, 2023 and 2022, included funds totaling $21,383,623 and $26,959,672, respectively, which represent the account balances of retired and terminated participants who have elected to leave their funds in the Plan upon retirement or termination.
Notes Receivable from Participants
The Plan was amended, effective January 1, 2022, to no longer permit participant loans. The amendment had no effect on loans originated and outstanding prior to the effective date of the amendment.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

Prior to January 1, 2022, participants could borrow up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Participants could have no more than two loans outstanding at one time. Loans plus interest must be repaid through payroll deductions within five years of origination. These loans bear interest at the prevailing prime rate at the loan inception date. The loans are collateralized by the vested balance in the participant’s account. Outstanding loans of terminated participants are repaid prior to distribution of the participant’s account balance or the outstanding loans are repaid from the participant’s account balance before distribution.
Partial Plan Termination
In August 2011, the Sponsor ceased writing new business and placed its insurance companies into run-off operating mode. As a result, the Sponsor initiated a series of significant staff reductions. In accordance with the rules and regulations set forth by ERISA, the IRC, and by Plan documents, these involuntary terminations were considered a partial plan termination. When such an event occurs, the Plan is impacted in the following ways: (1) the number of active participants is reduced; (2) the vesting schedule for those Participants that are involuntarily terminated by the Sponsor is accelerated and; (3) a market value adjustment is applied to the insurance company guaranteed interest account (GIA) for those terminated participants invested in that option.
2.Summary of Significant Accounting Policies
Basis of Accounting
The Plan prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
Investment Valuation and Income Recognition
Investment contracts held by a defined contribution plan are required to be reported at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is the relevant measure for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. However, when the Plan was frozen and contributions were discontinued in November 2023, automatic termination of the GIA investment option was triggered. In terminating the GIA investment option, the Sponsor elected the "Liquidation Value Payment Option", which provides a one-time lump-sum settlement after the application of a market value adjustment determined by the terms set forth in the GIA contract. As such, the GIA investment is recorded at the liquidation value, which approximates fair value, as of December 31, 2023, and an adjustment to fair value of the GIA investment is included in the Statement of Changes in Net Assets Available for Benefits. Refer to additional discussion of the fair value adjustment for the GIA described in Note 3.
Investments in pooled separate accounts are valued on a net asset value per unit basis which approximates their fair value. The pooled separate accounts are credited with earnings on the underlying investments and charged for Plan benefits paid and deductions for investment expenses, risk, profit, and annual management fees. Redemptions may occur on a daily basis. The use of net asset value as a practical expedient for fair value is deemed appropriate as the pooled separate accounts do not have a finite life, unfunded commitments relating to investments, or significant restrictions on redemptions.
Investments in mutual funds are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year.
Old Republic International Corporation common shares are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

Net appreciation (depreciation) in fair value of investments includes unrealized and realized gains and losses. Capital gain distributions are recorded as dividend income. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the Plan deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Benefits and Withdrawals
Benefits and withdrawals are recorded when paid. At December 31, 2023 and 2022, there were no significant amounts due but unpaid to participants.
Income Tax Status
The Plan obtained its latest determination letter dated November 14, 2022, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Plan management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2023 or 2022. The Plan is not currently under audit by any tax jurisdiction.
Plan Expenses
Investment management fees of individual fund investments are charged to the respective investment and included in the net appreciation (depreciation) of the investment as they are paid through revenue sharing agreements with fund providers.
The costs of administering the Plan are paid directly by the Sponsor. Through a plan expense reimbursement agreement, the Sponsor receives reimbursements of eligible administrative costs from funds credited to the Plan by the Plan administrator, Empower Retirement (Empower).
Loan maintenance or other fees associated with participant requested services are charged as a reduction to the respective participant accounts.
Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

3.Investments
As directed by participants, Plan assets are invested through (1) a group annuity contract issued by Massachusetts Mutual Life Insurance Company (MassMutual) and administered by Empower, the Plan administrator, (2) in separate mutual funds, or (3) in the common stock of the Sponsor’s ultimate parent, ORI. The group annuity contract allows for investment through pooled separate accounts or the GIA. Investment alternatives offered across the pooled separate accounts and mutual funds include fixed income, target-date asset allocation, domestic equity, international equity and real estate.
Guaranteed Interest Account
Through the group annuity contract, the Plan offered a GIA as a stable value investment option. GIA guarantees are subject to the terms and conditions of the group annuity contract and the claims-paying ability of Empower Annuity Insurance Company of America (EAICA). There were no reserves against the contract value of this account for the credit risk of EAICA.
Participant accounts invested in the GIA were paid out at contract (or book) value for participant-initiated transactions such as transfers to other investment options, loans, and other distributions.
The GIA was credited with earnings at an interest rate which, by contract, could not fall below 3.00%. The rate was subject to semiannual adjustments on June 1 and December 1 of each year. The guaranteed interest rate was 3.00% as of December 31, 2023 and December 31, 2022.
Fair Value Measurements
Investments, other than the GIA as of December 31, 2022, are reported at fair value in the accompanying statements of net assets available for benefits. Fair value is defined as the estimated price that is likely to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date. A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: inputs based on quoted prices in active markets, including publicly traded common stocks and mutual funds (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The valuation methodologies used for assets measured at fair value are discussed further in Note 2. Other than the fair value adjustment for the GIA which is described further below, there have been no changes in the methodologies used at December 31, 2023 and 2022.
As described in Note 2, because the GIA was fully benefit-responsive, contract value was the relevant measurement for that portion of the net assets available for benefits attributable to this asset as of December 31, 2022. Contract value represented participant contributions made under the contract, plus credited interest earnings, less participant withdrawals and administrative expenses. Contract value also included the effects of market value adjustments required in the event of a full or partial plan or contract termination.

In connection with the sale of RMICC, the discontinuance of contributions to the Plan triggered an automatic termination of the group annuity contract and the GIA investment option. On December 4, 2023, the plan sponsor elected the "Liquidation Value Payment Option" which provides for a lump-sum cash payment settlement after the application of a fair value adjustment (FVA) as determined by a formula dictated in the GIA contact. Based on this election, Empower calculated and applied an 8.9% reduction in GIA principal on January 8, 2024, resulting in a negative adjustment of $1,276,516, thereby reflecting this investment at fair value as of December 31, 2023, and transferring it from contract value to Level 3 of the fair value hierarchy as of December 31, 2023. The FVA as of December 31, 2023 was determined based upon a comparison of current market interest rates (weighted average of 6.08%) to interest rates earned on underlying investments of the GIA (weighted average of 3.99%), and the length to maturity of the underlying investments (13.98 years). The FVA is reflected in net investment gain (loss) in the Statement of Changes in Net Assets Available for Benefits as of December 31, 2023. After the FVA was posted to participant accounts, all restrictions on withdrawals and transfers were removed, and once liquidated, the net proceeds from the GIA fund were automatically reinvested in a JP Morgan US Government Institutional Money Market Account.
Except as described above, there were no other transfers between levels during 2023 or 2022.
The following tables provide information by level for the Plan’s assets that are measured at fair value on a recurring basis.

	Fair value measurements as of December 31, 2023:
	Level 1	Level 2	Level 3	Total
Old Republic International Corporation
common stock fund	$356,898	$—	$—	$356,898
Mutual funds	5,212,882	—	—	5,212,882
Insurance company GIA	—	—	13,042,255	13,042,255
	$5,569,780	$—	$13,042,255	$18,612,035

Pooled separate accounts, at net asset value				14,183,414
Total investments				$32,795,449

	Fair value measurements as of December 31, 2022:
	Level 1	Level 2	Level 3	Total
Old Republic International Corporation
common stock fund	$4,230,029	$—	$—	$4,230,029
Mutual funds	4,930,588	—	—	4,930,588
	$9,160,617	$—	$—	$9,160,617

Insurance company GIA, at contract value				17,092,653
Pooled separate accounts, at net asset value				12,230,288
Total investments				$38,483,558

4.Parties In Interest and Related Parties
Empower is deemed to be the Trustee of the assets invested in the pooled separate accounts and the GIA and is therefore considered a party-in-interest.
ORI, the Plan Sponsor’s ultimate parent and issuer of the common stock held within the ORI common stock fund, is a party-in-interest.
Empower provides record-keeping and other administrative services to the Plan. Fees paid by Plan participants and Sponsor totaled $93 and $1,934, respectively, for the year ended December 31, 2023.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

5.Plan Termination
The Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain fully vested in their employer accounts.
6.Risks and Uncertainties
The Plan offers investments in various investment securities. Investment securities, including those invested in the group annuity contract, are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
7.Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued. Other than discussed in Note 1 related to the closing of the sale of RMICC in May 2024 and Notes 2 and 3 related to the valuation of the GIA as of December 31, 2023, no subsequent events were identified that require adjustment or disclosure to the financial statements.

Supplemental Schedule

Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2023 EIN: 36-3133641 Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,
	Borrower, Lessor,	Description of Investment Including		Current
	or Similar Party	Number of Units and Rate of Interest	Cost**	Value
		Pooled Separate Accounts at Net Asset Value
*	Empower	500 Index (Vanguard)		$4,418,440
*	Empower	Blue Chip Growth (T Rowe Price)		1,896,222
*	Empower	Fundamental Value (MassMutual)		2,143,749
*	Empower	Intl-Prot and Inc (MassMutual)		173,570
*	Empower	Int'l New Discovery (MFS)		475,076
*	Empower	Lng-Trm Investment-Grade (Vanguard)		4,285
*	Empower	Mid Cap Growth (MassMutual)		870,433
*	Empower	Mid Cap Index (Vanguard)		264,088
*	Empower	Real Est Idx (Vangrd)		7,619
*	Empower	Small Cap Growth Eqty (MassMutual)		717,617
*	Empower	Small Cap Index (Vanguard)		2,246,241
*	Empower	Special Mid Cap Val (Allspring)		130,609
*	Empower	Total Bond Mrkt Index (Vanguard)		835,464
				14,183,414
		Mutual Funds at Net Asset Value
	Vanguard	Vanguard Target Retmnt 2025 Fd		1,497,699
	Vanguard	Vanguard Target Retmnt 2030 Fd		100,260
	Vanguard	Vanguard Target Retmnt 2035 Fd		2,093,966
	Vanguard	Vanguard Target Retmnt 2040 Fd		453,362
	Vanguard	Vanguard Target Retmnt 2045 Fd		380,413
	Vanguard	Vanguard Target Retmnt 2050 Fd		70,436
	Vanguard	Vanguard Target Retmnt Incm Fd		85,732
	Vanguard	Vanguard Total Intl Stock Index Fd		531,014
				5,212,882
		Guaranteed Interest Account at Fair Value
*	Empower	Guaranteed Investment Account		13,042,255

		Old Republic International Corporation
*	Stock Account	Old Republic International Corporation (ORI)
		Common Stock Fund		356,898

*	Participants loans
	receivable	Interest rates of 3.25% with maturity dates through 2025	$0	3,961
				3,961

				$32,799,410
*	Indicates an asset which is a party-in-interest to the Plan.
**	Cost information may be omitted as Plan assets are participant directed.